Exhibit 99.1

Regency Centers Announces the Nomination of Lisa Palmer and Deirdre J. Evens to Board of Directors

JACKSONVILLE, Fla. (March 5, 2018) - Regency Centers Corporation (“Regency” or the “Company”; NYSE: REG) today announced that Lisa Palmer and Deirdre J. Evens have been nominated for election to the Company's Board of Directors (the “Board”) at Regency’s 2018 Annual Meeting of Shareholders, which is expected to be held on April 26, 2018.

Ms. Palmer is Regency’s President and Chief Financial Officer and has been with the Company for over 20 years, bringing extensive knowledge of the shopping center industry, capital markets, and the Company. Prior to assuming her role as Chief Financial Officer in January 2013, Ms. Palmer served as Senior Vice President of Capital Markets beginning in 2003, Vice President of Capital Markets beginning in 1999 and as Senior Manager of Investments Services beginning in 1996. She has extensive experience in finance and capital markets, operations, public board strategy and governance. She is a director and chairperson of the nominating and governance committee of ESH Hospitality, Inc., an owner/operator of hotels and the subsidiary of Extended Stay America, Inc. (NYSE: STAY), and Brooks Health System, a private healthcare organization. She is also a member of ULI and ICSC.

Ms. Evens is Chief of Operations of Iron Mountain Incorporated (NYSE: IRM), an information management company. She has been with the company since 2015, previously serving as its Executive Vice President and Chief People Officer. Ms. Evens brings a strong background in corporate strategy, addressing technological change, marketing, and human resources. Prior to her service with Iron Mountain, Ms. Evens served as an Executive Vice President of Human Resources at Clean Harbors, Inc. (NYSE: CLH), overseeing all aspects of human resources and employee development for a global workforce of more than 13,000 employees from 2011 to 2015. Ms. Evens held prior leadership roles including Executive Vice President of Corporate Sales & Marketing for Clean Harbors from 2007 to 2011, Senior Vice President, Member Insight at BJ’s Wholesale Club from 2006 to 2007, and a series of positions of increasing responsibility at Polaroid Corporation from 1986 to 2006, including her role as Senior Vice President of Strategy.

Regency believes that the quality, dedication and chemistry of the Board have been integral to the Company’s success. To ensure these vital characteristics are maintained in the future, the Board adopted a Board Succession Plan in 2014, laying out a thoughtful, measured path to Board refreshment. The plan was re-evaluated and updated in 2017 to include, among other things, enhancement of Board diversity.

At the February 2018 Board meeting, Mr. Raymond L. Bank, a long-tenured director advised the Board that he would not stand for re-election. Mr. Bank represents the fourth long-tenured director who will have retired from the Board in accordance with the aforementioned refreshment process. Also in February, Mr. Chaim Katzman resigned from the Board due to his new role as CEO of Gazit-Globe Ltd. and the number of public boards on which he serves. Assuming the successful election of the new director nominees at the 2018 annual shareholders’ meeting, the Company's Board will consist of eleven directors, five that have been added since 2014. As a result, Regency will have achieved a significant refreshment of the Board, reflecting a balanced set of diverse board members who bring fresh perspectives and differing backgrounds.

Exhibit 99.1

“I first want to thank Ray Bank as well as Chaim Katzman for their time served on our Board and for their invaluable insights and contributions,” said Martin E. “Hap” Stein, Jr., Chairman and Chief Executive Officer. “We are extremely excited about the pending addition of Lisa and Deirdre to our Board. Lisa has continued to demonstrate her leadership skills, real estate expertise, financial acumen, and incisive judgment during her career at Regency. Deirdre will bring extensive knowledge around corporate strategy, including effectively addressing the impacts of technology on the business as well as human resource development and marketing. Each will bring fresh perspectives and rich experiences that will enhance our commitment to making sure that our approach remains relevant in the ever-changing world of retail real estate.”

Important Additional Information and Where You Can Find It

The Company, its directors and certain of its executive officers may be deemed to be participants in a solicitation of proxies from the Company's shareholders at its 2018 Annual Meeting of Shareholders in connection with the director nominations disclosed above. Information regarding the Company's directors and executive officers and their respective interests in the Company, by security holdings or otherwise, is set forth in the Company's Definitive Proxy Statement for its 2017 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission (the "SEC") on March 14, 2017, and reports filed by the Company and ownership forms filed by the directors and executive officers with the SEC. The Company will furnish its Definitive Proxy Statement for its 2018 Annual Meeting of Shareholders to shareholders entitled to vote at the meeting and will file a copy with the SEC. The Company urges its shareholders to carefully read the Definitive Proxy Statement for its 2018 Annual Meeting of Shareholders, and any other relevant documents filed by the Company with the SEC, when available because they will contain important information. Shareholders may obtain free copies of the materials referenced above at www.sec.gov or www.regencycenters.com.

About Regency Centers Corporation

Regency Centers is the preeminent national owner, operator, and developer of shopping centers located in affluent and densely populated trade areas. Our portfolio includes thriving properties merchandised with highly productive grocers, restaurants, service providers, and best-in-class retailers that connect to their neighborhoods, communities, and customers. Operating as a fully integrated real estate company, Regency Centers is a qualified real estate investment trust (REIT) that is self-administered, self-managed, and an S&P 500 Index member. For more information, please visit regencycenters.com.

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Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements. Please refer to the documents filed by Regency Centers Corporation with the SEC, specifically the most recent reports on Forms 10-K and 10-Q, which identify important risk factors which could cause actual results to differ from those contained in the forward-looking statements.

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